UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2022

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Delaware

(State or other jurisdiction of incorporation or organization)

47-4320975

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, OH 43215

(Address of principal executive offices)

614-908-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectfully. BrewDog has also opened seven bars – two in Columbus, Ohio in 2018; Indianapolis, Indiana in 2019; Cincinnati, Ohio in 2019; Pittsburgh, Pennsylvania in 2020; New Albany, Ohio in 2021; and Cleveland, Ohio in 2021.  One bar, Indianapolis, Indiana was closed in 2022.

BrewDog’s mission:

•Our mission is to make other people as passionate about great beer as we are.

BrewDog’s charter:

•For Better Beer.

•For Better Planet.

•Powered by People.

•For Us All.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2021, is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000183298722000002/brewdogform1k2021.htm

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant and hotel establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2022 to June 30, 2022

Revenue. Total revenue for the period of January 1, 2022 to June 30, 2022 was $17,911,709 primarily in wholesale craft beer sales and drink and food sales from our bars.  This was an increase of 21% on the equivalent prior year period due to the increase in activity and locations in the retail estate.  Sales growth has also been achieved in new territories of California, Nevada, Texas  and Florida as the wholesale customers expand.

Cost of Sales. Cost of sales for the period of January 1, 2022 to June 30, 2022 were $12,763,059. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Gross profit. Gross profit for the period January 1, 2022 to June 30, 2022 was 29%, which compares to 35% for the period January 1, 2021 to June 30, 2021.  This reduction is due largely to increases in labor costs year over year as revenue has shifted to the more labor intensive retail space as well as inflationary pressures in the overall labor market.

Administrative Expenses. Operating expenses for the period of January 1, 2022 to June 30, 2022 were $8,587,229. Operating expenses for the period were comprised of payroll, rent, advertising, marketing, and other administrative expenses.

Net Loss. Net loss for the period of January 1, 2022 to June 30, 2022 was $(5,032,016). There have been a number of factors impacting performance including the significant level of pre-opening costs from two large scale new bar/restaurants; broad supply disruptions; and rising costs due to inflation.  Despite challenging conditions, the business has reported revenue growth of 21% versus the January 1, 2021 to June 30, 2021 period.

B.Liquidity and Capital Resources

We had net cash of $914,480 at June 30, 2022.

During the period of January 1, 2022 to June 30, 2022, operating activities provided cash of $3,034,037 primarily due to net changes in working capital accounts offsetting net losses.

Cash used by investing activities during the period of January 1, 2022 to June 30, 2022 was $(11,422,113) related to capital expenditures, including $10,846,676 related to new bars under construction planned to open in 2022.  Cash provided by financing activities during the period of January 1, 2022 to June 30, 2022 was $7,962,645 and was related to advances from BrewDog Plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the period of January 1, 2022 to June 30, 2022 is as follows:

As of June 30, 2022, BrewDog expanded distribution of our craft beer to 3 additional states (California, Colorado, and Nevada). In total, the Company now distributes to 38 states, Washington D.C. and Canada.  We plan to continue state expansion throughout 2022.  We continue to experiment and development new varieties of beer, cider and hard seltzer. Beginning in February 2018, the company entered a contract brewing arrangement with a regional craft brewery whereby we produce and package their beer brands. We plan to continue to contract brew throughout 2022.

We continue to operate the taproom and hotel at the Columbus brewery; two BrewDog Bars in Columbus, Ohio; a bar in Cincinnati, Ohio; a bar in Pittsburgh, PA; a bar in New Albany, Ohio and a bar in Cleveland, Ohio. In the second half of 2022, we plan to open a bar in Atlanta, Georgia as well as a bar in Las Vegas, Nevada.  We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D.Trend Information

Based on our results since inception, BrewDog believes there is an active market for our products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier system consisting of manufacturers, distributors and retailers. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.  BrewDog has worked to offset these pressures by expanding our bar operations.  Bar revenue has grown 87% versus the January 1, 2021 to June 30, 2021 period.  We expect additional significant growth in the second half 2022 as we are on pace to open new bars in two major markets.  BrewDog has also continued to expand our presence in the Non-Alcoholic Beer market. We see this as a less saturated market with high growth potential.  Non-alcoholic beer revenue has grown 16% versus the January 1, 2021 to June 30, 2021 period.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The list of significant accounting policies are outlined in Note 2 to the Consolidated Financial Statements.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021	6
Consolidated Statements of Comprehensive Loss - June 30, 2022 and 2021	7
Consolidated Statements of Stockholders’ Deficit - June 30, 2022	8
Consolidated Statements of Cash Flows – June 30, 2022 and 2021	9
Notes to Consolidated Financial Statements	10-23

BrewDog USA Inc

Consolidated Balance Sheets

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	June 30, 2022	December 31, 2021
	$	$
Assets
Cash and cash equivalents	$ 914,480	$ 1,339,911
Inventories	3,948,271	3,618,714
Prepaid expenses and other current assets	3,650,155	3,888,393
Total current assets	8,512,906	8,847,018

Property and equipment, net	52,284,448	42,457,760
Operating right-of-use assets	38,139,985	8,289,232
Total non-current assets	90,424,433	50,746,992

Total Assets	98,937,339	59,594,010

Liabilities and stockholder's equity
Accruals and other current liabilities	$ 12,966,577	$ 8,344,990
Current operating lease liabilities	1,978,750	759,096
Accounts payable - BrewDog plc	54,156,397	46,212,490
Total current liabilities	69,101,724	55,316,576

Deferred tax liability	61,192	275,460
Other non-current liabilities	274,874	297,723
Non-current operating lease liabilities	40,511,358	9,700,608
Total non-current liabilities	40,847,424	10,273,791

Common stock; par value of $0.01: 10,000,000 shares	65,390	65,388
authorized and 6,538,985 and 6,538,791 shares issued and outstanding at June 30, 2022 and December 31, 2021
Additional paid-in capital	11,523,485	11,506,922
Accumulated deficit	(22,600,684)	(17,568,667)
Total stockholders’ deficit	(11,011,809)	(5,996,357)

Total liabilities and stockholders’ deficit	$ 98,937,339	$ 59,594,010

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Comprehensive Loss

Six Months Ended June 30, 2022 (unaudited) and

for the Six Months Ended June 30, 2021 (unaudited)

	June 30, 2022	June 30, 2021
	$	$
Revenue	$ 17,911,709	$ 14,797,422
Cost of revenue	12,763,059	9,654,053
Gross margin	5,148,650	5,143,369

Costs and other expenses
Administrative expenses	8,587,229	5,809,733
Interest expense	308,556	40,976
Depreciation	1,606,084	1,469,847
Operating Loss	(5,353,219)	(2,177,646)

Other Income
Gain on loan forgiveness	106,935	1,864,541
Loss before income tax expense	(5,246,284)	(312,646)

Income tax expense (benefit)	(214,268)	3,400
Net comprehensive loss	$ (5,032,016)	$ (316,046)

Basic loss per share	(0.77)	(0.05)
Weighted Average basic common shares outstanding	6,538,845	6,532,235

See accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Shareholder’s Deficit as of June 30, 2022 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2021	6,538,791	$ 65,388	$ 11,506,922	$ (17,568,667)	$ (5,996,357)
Stock issuance	194	2	11,638	0	11,640
Stock issuance cost recovery	0	0	4,925	0	4,925
Net loss	0	0	0	(5,032,016)	(5,032,016)
Balance, June 30, 2022	6,538,985	$ 65,390	$ 11,523,485	$ (22,600,683)	$ (11,011,809)

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2022 (unaudited) and

for the Six Months Ended June 30, 2021 (unaudited)

	June 30, 2022	June 30, 2021
Operating activities	$	$
Net loss	$ (5,032,016)	$ (316,046)
Adjustment to reconcile net loss to net cash provided by
operating activities:
Depreciation expense	1,595,425	1,469,847
Deferred tax expense (benefit)	(214,268)	3,400
Gain on loan forgiveness	0	(1,864,541)
Changes in operating assets and liabilities:
Inventories	(329,558)	(95,109)
Prepaid expenses and other current assets	238,238	(3,769,437)
Accruals and other liabilities	6,776,216	4,604,662
Net cash provided by operating activities	3,034,037	32,776

Investing activities
Capital expenditures	(11,422,113)	(2,145,053)
Net cash used in investing activities	(11,422,113)	(2,145,053)

Financing activities
Advances from BrewDog plc	7,943,907	396,637
Proceeds from borrowings	2,172	2,013,388
Issuance of common stock	11,641	369,541
Increase (decrease) to Additional Paid in Capital	4,925	(62,709)
Net cash provided by financing activities	7,962,645	2,716,857

Net increase (decrease) in cash and cash equivalents	(425,431)	604,580
Cash and cash equivalents, beginning of year	1,339,911	881,065
Cash and cash equivalents, end of period	$ 914,480	$ 1,485,645

Supplemental schedule of non-cash financing activities
Purchase of property and equipment in accruals and other current liabilities	$ 5,834,087	$ 524,067

See Accompanying notes.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

1. Organization and Description of Business

BrewDog USA Inc. (“BrewDog” or in the first-person notations of “we,” “us,” and “our”) was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog DogTap LLC, BrewDog Indianapolis LLC, BrewDog Pittsburgh LLC, BrewDog Franchising LLC, BrewDog Licensing LLC, BrewDog Las Vegas LLC, and BrewDog Atlanta LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

•A taproom and brewery that opened in 2017 in Canal Winchester, OH

•A network of 6 bars and a hotel that opened 2018 to 2021 across Ohio and Pennsylvania.

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. BrewDog retains any cash generated from operations to fund further operations.  BrewDog Plc funds BrewDog’s investing activities, and as necessary any shortfall in operational funding. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from September 26, 2022.

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in 2022, 2021, 2020, 2019, 2018, and 2017 as follows:

Year	Shares issued	Purchase price	Maximum amounts subject to the Offering
2022	194	$60.00	$39 million
2021	9,478	$60.00	$39 million
2020	15,826	$60.00	$39 million
2019	18,778	$60.00 & 50.00	$39 & $40 million
2018	30,497	$47.50	$50 million
2017	92,181	$47.50	$50 million
2016	56,272	$47.50	$50 million

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Revenue

During the period of January 1, 2022 to June 30, 2022, revenue consisted of sales of our beer to United States-based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog’s accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered.

At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed-upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

	2022 (unaudited)	2021 (audited)

Retail Sales	62% (hotel rooms were 5%)	53% (hotel rooms were 6%)
Sales to distributors	37%	42%
Contract brewing sales	1%	5%

Major customers

For the period of January 1, 2021 to June 30, 2022, one major customer accounted for at least 10% of revenues. This customer accounted for 18% and 17% of our 2022 and 2021 revenue, respectively.

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. See Note 8 for additional information.

Accounts receivable

Accounts receivable are included in prepaid expenses and other current assets in the consolidated balance sheets. We derive the majority of our revenues from sales of our products to distributors and directly to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At June 30, 2022 and December 31,2021, we had no allowances for doubtful accounts.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At that time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for products and services at new locations under construction, prepaid royalties, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated

2. Assets under construction	Not depreciated

3. Computer equipment	2 – 3 years of life on straight-line basis

4. Motor vehicles	25% on declining balance

5. Fixtures and fittings	10% – 25% on declining balance and 4 years of life on straight-line basis

6. Property and equipment	10% – 25% on declining balance and 2-4 years of life on straight-line basis

7. Buildings	4 – 50 years of life on straight-line basis

8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank’s use.

Depreciation expense was $1,606,084 and $1,469,847 for the six months ending June 30, 2022 and 2021, respectively.

Deferred revenue

Proceeds from non-equity crowdfunding as well as sales of gift cards are recorded as deferred revenue within accruals and other current liabilities and recognized in the consolidated statements of comprehensive loss once the related products have been delivered.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Leases and Leasehold Improvements

At the beginning of 2019, the Company adopted ASC 842, Leases, using the modified retrospective approach.

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog’s lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five-year periods.  At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.

As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

COVD-19

A variety of federal, state, and local efforts have been initiated in response to the COVID-19 crisis, including the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act) that was enacted on March 27, 2020 Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (Economic Aid Act) that was enacted on December 27, 2020

Through our participation in these programs, the Company received two Paycheck Protection Program (“PPP Loan”) loan draws as backed by the U.S. Small Business Administration:

•In 2020, a $1.9 million note payable from J.P. Morgan under the CARES Act

•In 2021, a $2.0 million note payable from Huntington Bancshares under the Economic Aid Act

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Company utilized the full proceeds of the PPP Loans in accordance with the provisions of the CARES Act and Economic Aid Act, and satisfied all conditions of loan forgiveness under these programs in 2021. The Company recognized a gain on loan forgiveness for each PPP Loan in the Consolidated Statement of Comprehensive Loss when it became probable that loan forgiveness would be granted. In April 2021 and January 2022, the company received formal notice that the SBA had granted forgiveness of both PPP Loans and all applicable interest.

The CARES Act also provides for a deferral of payments of the employer portion of payroll tax incurred during the pandemic.  As of June 30, 2022, BrewDog deferred $174,000 of payroll taxes.

The CARES Act instituted the Employee Retention Credit which provides for a fully refundable tax credit on qualified wages for eligible employers.  During the period of January 1, 2022 and June 30, 2022 the company recognized $106,935 in credits compared to $825,862 recognized in 2021

The Company entered into a $150,000 Loan Authorization Agreement with the U.S. Small Business Administration pursuant to the Economic Injury Disaster Loans assistance program (“EIDL Loan”). The EIDL Loan proceeds are recorded as current debt on the consolidated balance sheet as of June 30, 2022 and are available to be used for working capital and normal operating expenses.

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through September 26, 2022, the date these consolidated financial statements were available to be issued.  BrewDog has received approximately $9,000,000 from the parent, BrewDog Plc, to be used on various operating costs and investing activities, subsequent to the year end, through September 26, 2022.

3. Accounting Pronouncement Recently Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard includes multiple key provisions, including removal of certain exceptions to ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.  The Company adopted the standard in 2021. Adoption did not have material impact on its consolidated financial statements.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

4. Property and Equipment

Property and equipment consist of the following:

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
Land	$ 1,118,148	$ 1,118,148
Asset under construction	2,506,949	1,045,942
Computer equipment	876,253	828,068
Motor vehicles	339,707	344,404
Fixture and fittings	4,395,328	4,197,636
Property and equipment	21,597,119	21,052,034
Buildings	34,736,785	25,561,945
Property and equipment	65,570,290	54,148,177
Accumulated depreciation	(13,285,842)	(11,690,417)
Property and equipment, net	$ 52,284,448	$ 42,457,760

5. Inventories

Inventories consist of the following:

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
Raw materials	$ 2,046,527	$ 2,100,636
Work in progress	365,047	231,480
Finished goods	1,536,697	1,286,597
Total inventories	$ 3,948,271	$ 3,618,714

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
Accounts receivable	$ 884,717	$ 355,620
Prepaid expenses	387,260	409,985
Distribution Rights	133,346	133,346
Landlord contributions receivable	1,997,320	2,325,000
Other	247,511	664,442
Total prepaid expenses and other current assets	$ 3,650,154	$ 3,888,393

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
Trade payables	$ 3,002,840	$ 3,100,724
Payables associated with property and equipment	5,834,087	1,226,978
Real estate taxes payable	32,500	63,516
Deferred revenue	685,919	569,199
Sales Tax payable	116,697	151,152
Wages payable	962,506	646,240
Other accruals	2,332,028	2,587,361
Total accruals and other current liabilities	$ 12,966,577	$ 8,344,990

8. Income Taxes

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of the timing difference reversals indicated that deferred tax liabilities may not reverse in a sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $5,700,200 and $4,882,176 were recorded against the deferred tax assets at June 30, 2022 and December 31, 2021, respectively.

9. Commitments and Contingencies

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog’s lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five-year periods. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Based on the present value of the lease payments for the remaining lease term of the Company’s existing leases, the Company recognized ROU assets and lease liabilities of $2.4 million upon adoption of ASU No. 2016-02 on January 1, 2019. ROU assets and lease liabilities commencing after January 1, 2019 are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

and are recognized on a straight-line basis over the lease term. As of June 30, 2022, total ROU assets and lease liabilities were as follows:

	Classification	Leases (unaudited)
Right-of-use assets
Operating lease assets	Operating right-of-use assets	$ 38,139,985
Finance lease assets	Property and equipment, net	$ 164,639
Lease liabilities
Current:
Operating lease liabilities	Current operating lease liabilities	$ 1,978,750
Finance lease liabilities	Accruals and other current liabilities	52,986
Non-current:
Operating lease liabilities	Non-current operating lease liabilities	$ 40,511,358
Finance lease liabilities	Other non-current liabilities	102,856

The gross value and accumulated depreciation of ROU assets related to finance leases as of June 30, 2022 were as follows:

Finance Lease (unaudited)

Gross value	$ 267,079
Accumulated amortization	(102,440)
Carrying value	$ 164,639

Components of lease cost for the period ended June 30, 2022 are as follows:

Lease Cost (unaudited)

Operating lease cost	$ 1,312,109

Variable lease costs not included in liability	$ 152,584

Finance lease cost:
Amortization of right-of-use asset	30,513
Interest on lease liabilities	1,811
Total finance lease cost	$ 32,324

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

Maturities of lease liabilities as of June 30, 2022 are as follows:

			Weighted-Average Remaining Term in Years
	Operating Leases (unaudited)	Finance Leases (unaudited)	Operating Leases (unaudited)	Finance Leases (unaudited)

2022 (rest of year)	$1,535,056	$28,300
2023	3,181,598	50,300
2024	3,213,155	38,444
2025	3,262,921	31,928
2026	3,300,284	13,051
After 2026	39,104,153	0
Total lease payments	53,597,166	162,023
Less imputed interest (based on 3.188% and 2.120% weighted-average discount rate, respectively)	(11,107,059)	(6,180)
Present value of lease liability	$42,490,107	$155,842	16.5	3.4

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall, with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during the period of January 1, 2022 to June 30, 2022 and 2021 amounted to $7,943,907 and $5,345,190, respectively.

The payable of $54,156,397 to BrewDog Plc included in the consolidated balance sheet at June 30, 2022 is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged for the six-month periods ended June 30, 2022 and 2021 amounted to $307,920 and $25,687, respectively. The balance is primarily the result of BrewDog Plc funding the investment activity on behalf of BrewDog. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

11. Related Party Transactions (continued)

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc for the six-month periods ended June 30, 2022 and 2021 amounted $70,874 and $55,466, respectively.

For the six-month periods ended June 30, 2022 and 2021, the Company paid rent of $75,000 and $75,000, respectively to Ten Tonne Mouse Inc. for its Franklinton location. Mr. James Watt is the director for both companies.

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 26, 2022.

BREWDOG USA, INC.

By: /s/ Neil Simpson

Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ Jason BlockChief Executive Officer

BrewDog USA Inc.

September 26, 2022

By:    /s/ Neil SimpsonChief Financial Officer & Director

BrewDog USA Inc.

September 26, 2022